UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

LAS BEGONIAS 415, 19TH FLOOR,
SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Exhibit Index

EXHIBIT NO.	DESCRIPTION
99.1	Board approval of interim dividend payment
99.2	ADR dividend payment date set by The Bank of New York Mellon

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: November 2, 2026	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer